Filed by NetIQ Corporation
                          Pursuant to Rule 425 Under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                                 Under the Exchange Act of 1934

                                         Subject Company: WebTrends Corporation
                                                  Commission File No. 000-25215


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                          Q2 Fiscal Year 2001 Earnings

                 Analysts and Investors Conference Call Script
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Jim


o Good afternoon, this is Jim Barth, Chief Financial Officer at NetIQ. Thank you for joining us - and for those of you who joined us yesterday for our announcement of our intention to acquire WebTrends Corporation, thank you for spending so much time with us.

o Earlier today, NetIQ announced record second quarter and six months revenue and earnings. For those of you who have not yet seen the release, a copy is available on our corporate website, www.netiq.com.

o Joining me today is Ching-Fa Hwang, President and Chief Executive Officer. Tom Kemp, our Vice President of Products, will also be joining us during the question and answer session.

o Before I turn the call over to Ching, we need to caution all listeners that comments and answers to questions today, other than statements of historical fact are "forward-looking" statements within the meaning of the private securities litigation reform act of 1995. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that the expectations will prove to be correct.



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o    The company's future results could differ materially from the results discussed today.

o For a more complete discussion of risks and uncertainties see the section entitled "Factors That May Affect Future Results" in the Company's annual report on Form 10-K, as filed with the Securities and Exchange Commission.

o Total revenue for the quarter ended December 31, 2000 increased to $39,653,000, compared to $9,122,000 in the same quarter of the prior fiscal year.

o Excluding amortization of goodwill and other intangibles and stock-based compensation, net income for the second quarter was $8,553,000, or $0.20 per diluted share, compared to net income of $1,608,000 or $0.09 per diluted share in the same quarter of the prior fiscal year.

o Revenue for the six months ended December 31, 2000 increased to $70,182,000, compared to $16,708,000 in the same six-month period in the prior fiscal year.

o Excluding amortization of goodwill and other intangibles and stock-based compensation, net income for the six months was $15,063,000, or $0.36 per diluted share, compared to net income of $2,258,000 or $0.13 per diluted share in the same six-month period of the prior fiscal year.

o These prior year numbers do not include Mission Critical Software, acquired by merger in May 2000. Including the results of Mission Critical and its acquired company, Ganymede Software, total revenues in the quarter and the six months ended December 31, 1999, were $22,377,000 and $41,692,000, respectively on a pro-forma combined basis. Also on a pro-forma combined basis, and excluding stock-based compensation, net income for the quarter and six months ended December 31, 1999 was $2,455,000 and $3,323,000, respectively.

o    Now, I would like to turn it over to Ching.


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Ching

o Thanks Jim. We would like to spend the next few minutes providing additional context to our second quarter announcements and then take your questions.

o We are very pleased with our results for the second fiscal quarter ended December. We have accomplished a lot.

o We achieved our planned operating results and order rates have improved substantially over Q1. We continue to see increased cross selling of products among the Mission Critical, Ganymede and NetIQ customer base. A couple of examples of larger cross-selling transactions include: The US Air Force purchased AppManager, DMA, and Pegasus, and Enron submitted a large Military order for AppManager Operations Manager - These orders are demonstrating our growing success in providing one-stop shopping for Windows NT and 2000 management solutions.

o Our customers are very happy with our strong product offerings and customer support, and our products continue to win industry awards.

o We see increased numbers of implementations of Windows 2000 in the field and expect to see increased sales of migration tools starting in the second half of this calendar year. Since our products work equally well for both Windows NT and Windows 2000, it's difficult to identify specific trends in the adoption rate for Windows 2000 and also Exchange 2000 and SQL 2000, however, our sense is that these major business applications are driving the adoption of Windows 2000 and our revenue based on Windows 2000.

o Our landmark deal with Microsoft for technology licensing and marketing, signed last September, has made a significant impact on our business and the industry. We believe we're now the undisputed leader in Windows-based eBusiness infrastructure management. It is accelerating our plan to manage


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     other operating system platforms and non-Microsoft applications and enable us to focus more on providing high-valued management solutions.

o Our relationship with Microsoft remains very good. They have accepted our final release of Operations Manager on schedule. We now have a team of 10 engineers actively working for Microsoft on the transfer of the technology, on a contractor basis, and we are collaborating with Microsoft's team in connection with their upcoming product release.

o During the September quarter last year we reported we had completed the integration of Mission Critical, Ganymede and NetIQ. Although we had some turnover of people, most of it was planned. During the end of the quarter we brought on board several new recruiters in our continuing effort to grow our employee base, particularly in engineering and sales. The company now has 639 people worldwide.

o At this time, I believe we are poised for more rapid growth in sales personnel, however we have the people on board now who are necessary to deliver planned revenue for the second half of this fiscal year.

o As most of you heard yesterday we announced the merger with WebTrends. This is a strategically important step for us to fulfill our goal to provide the most comprehensive infrastructure management and intelligence solutions.

o The reaction we have received from customers, industry analysts and our internal employees has been very enthusiastic. For example, a number of our sales reps have already told us that they could sell WebTrend's security analyzer and firewall products to our existing Security Manager customers today, as well as WebTrends' Web Traffic analysis products to our customers who have bought our modules to monitor web servers. Likewise, our colleagues at WebTrends have told us that the immediate reaction from their personnel was that they felt strongly the could cross-sell AppAnalyzer for Exchange today, our Security Manager product, as well as our back-end


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     monitoring tools and our user response time measuring product, Pegasus to their install base.

o Industry analyst groups have also been very positive. One industry analyst group said quote that the "planned acquisition of WebTrends will position NetIQ to challenge the leading network and systems management companies " end quote and quote "Rather than competing with the network and systems management market leaders in the usual game that emphasizes infrastructure instrumentation, NetIQ seeks to change the rules by tying already-plentiful IT data information with Web visitor in order to improve the manageability of e-business systems."

o The same industry analyst group also said that quote "Overall, the vendors complement each other well and have no product overlap." End quote and that the WebTrends security products will make us a more credible challenger in the rapidly expanding security market.

o We feel the vision of the combined company is very compelling. We believe that no other vendor will be able to tell an eBusiness what the impact of a poorly performing web server is having on visitor traffic to their website and what the corresponding loss of e-commerce revenue is because of that. In addition, no other vendor will be able to not only measure what the end user is doing on a website but to also capture what that end user's experience was from a performance perspective.

o We feel that the synergies exist not only at the product and technology level, but also from a customer profile and sales distribution model as well. The typical WebTrends customer is an IT person responsible for an eBusiness infrastructure. They use WebTrends products to analyze their infrastructure's security and report on website usage. In the case when a business or marketing-oriented person purchases a WebTrends product, it is at the technical recommendation of an IT person. That same IT person is typically the same person that NetIQ sells its infrastructure management products to, as


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     the person responsible for security and reporting on website usage is usually the same person or part of the organization who must keep those servers and applications up and running.

o From a sales distribution perspective, WebTrends has effectively moved to selling enterprise software solutions to large organizations, as evidenced by the sales of their high-end Enterprise Reporting Server and CommerceTrends products making up nearly half their revenue. We feel that the combination of the two direct sales teams plus the strong telesales from WebTrends and the inside sales team from NetIQ will give us even greater coverage and distribution, and WebTrends' ability to sell products effectively on their website give us opportunities to offer some of our products to smaller sized organization as well.

o While we're not taking lightly the major undertaking in integrating the two companies together we're highly confident that we will make it a smooth and efficient process based on our success in the merger of equals that we completed with Mission Critical early last year. We have already identified an integration team and a key executive manager responsible for each functional area. In particular we'll focus on leveraging the two complementary product families and the tremendous cross-selling opportunities among the 52,000 customers that the combined company will have. The opportunity is so huge to our team and also to our customers!

o I'd now like to turn the call over to Jim to discuss our financial performance and guidance - Jim


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Jim Barth


o    Thanks Ching.

o Revenue growth in the second quarter was 77% year over year and 30% sequentially, compared to pro-forma combined revenue, including Mission Critical Software.

o Growth in license revenue was 69% year over year and 32% sequentially, including the license fee of $5 million from Microsoft. Excluding Microsoft, license revenue grew 41% year over year and 11% sequentially.

o Order rates improved significantly in the second quarter from the first quarter.

o Orders in the range of $100,000 to $250,000 again increased to 45 from 39 in the prior quarter, and orders in the range of $250,000 to $1 million also increased to 14. There were three orders in excess of $1 million.

o Gross profit margins remain strong at 94%, but dipped .8% sequentially, primarily due to increased one-time costs associated with new packaging and fulfillment costs as we completed the development of consistent packaging of our products across all product lines. We also had slightly increased costs for services as we absorbed costs of engineering time against billable engineering services for the Microsoft contract.

o Operating costs increased 17% sequentially as we continued to spend heavily on hiring.

o Operating margins improved to 23%, surpassing our objective. The growth in operating margins was accelerated by slower growth in headcount than we would have liked, closing the quarter at 639 people. This includes 240 people in the sales organization, of which about 130 carry revenue quota. For reference, at June 30, we had 550 people, including about 100 who carried


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     revenue quota. We expect to hire at a more rapid rate in the next several quarters.

o Our days sales outstanding grew to 60 days, compared to 55 days in the prior quarter. We fully caught up on invoicing delays experienced in Q1 following the consolidation of the accounting department from Mission Critical, however, we experienced significant delays in collections around the holiday time. In addition, revenues in November mostly came late in the month, reducing collection time.

o Revenue linearity within the quarter remained very healthy as we recognized one-third of the quarter's revenue in each month.

o License revenue outside North America represented 21% of total license revenue during the quarter, excluding the Microsoft license revenue. This is up from Q1, and we are still expecting greater results from Europe and Asia.

o License revenue coming from the channel remained in the range of 21% - 22% of total license revenue, excluding the Microsoft revenue.

o We added approximately 400 new customers this quarter and now have 2,700 customers.

o Interest income was down during the quarter as we keep substantial cash in overseas accounts and earned lower interest on tax-free investments.

o Our cash and short-term investment balances grew substantially to $348 million, growing $29 million from the prior quarter.

o Looking to the balance of the fiscal year we believe that revenues will grow as previously predicted, closing the year in the range of $165 million to $168 million, including $25 million in license revenue from our recent agreement with Microsoft.

o Our sales pipeline remains very strong, and customer reaction to these new initiatives with Microsoft continue to be very positive.


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o    Gross margins are expected to remain very strong, in the 94% to 95% range, and operating margins are expected to be in the range of 21% to 22% in the second half.

o Earnings per share for the fiscal year is predicted to be in the range of $.78 to $.80.

o We anticipate closing the merger with WebTrends in late Q3 or early Q4, and would then include the results of their operations with ours from that date forward. We will be preparing a proxy statement to be sent to all shareholders as soon as possible to vote on the transaction.

o WebTrends will announce their results for their fourth quarter and fiscal year next Tuesday following the close of the market and we plan to offer additional guidance at that time.

o    Thank you. We'd now be happy to address your questions.


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Ching


o We are clearly pleased by the continued growth of our company and we look forward to the opportunities that lie ahead for us. As we mentioned last week, we are very excited about our strengthened partnership with Microsoft. And, we look forward to working closely with Microsoft to deliver the most comprehensive solutions for managing Windows and non-Windows based platforms, applications and devices.

o Today we already have the industry's broadest set of products for managing Windows. This partnership will enable us to continue to deliver the best of breed management solutions, which will leverage the Microsoft management platform. Looking ahead, we believe we've never been better positioned to fulfill on the promise to our customers, partners, shareholders and employees.


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     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's proxy statement filed with the SEC on October 6, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.




SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSIDE AT WWW.SEC.GOV AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED BELOW.

Contacts:


 NetIQ Corporation

Susan Torrey, Press Relations
(713) 548-1863
susan.torrey@netiq.com